UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2020.

Commission File Number: 000-56075

4FRONT VENTURES CORP.
(Translation of registrant’s name into English)

5060 N. 40th Street
Suite 120
Phoenix, Arizona 85018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]                Form 40-F[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

The Registrant will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

Restrictions on access to the Registrant’s facilities have resulted in delays by the Registrant in the preparation of its financial statements. This has hampered the ability of the Registrant to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.  The Registrant expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020.

 The Company supplements its disclosure with the following risk factor, which will also be included in the Annual Report:

 The coronavirus disease 2019 (COVID-19) may have a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2020 fiscal year and beyond.

In December 2019, COVID-19 emerged in Wuhan, China, and thereafter spread to the United States. Our ability to grow, manufacture, or sell our products (both at wholesale and retail) may be damaged or disrupted due to COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as government shutdowns, increase in COVID-19 cases, scarcity of personal protective equipment, disruptions at any of our major vendors or service providers, or other events resulting from COVID-19. Critically, our continued operations are dependent on being designated as “essential” businesses, or such similar government designation, which allows our facilities and/or stores to operate during the heightened public health response to COVID-19.

Our facilities and stores in all jurisdictions in which we operate remain operational, but this could change without warning by government action. We have implemented work-from-home procedures and have complied with government public health mandates with respect to our operations in order to attempt to lessen the risk of COVID-19 transmission. Our operating partners in the State of Washington, which lease our cultivation and/or manufacturing facilities, also remain operational and have implemented similar health mandates, such as temperature checks for employees.

In the first stages of public stay-at-home and similar orders, we experienced sales increases. However, we cannot and do not know if this will continue or if (i) continued COVID-19 prevalence, (ii) a protracted economic slowdown negatively affecting the financial condition of our customers, or (iii) continued or modified public health measures may eventually lead to reduced sales and revenue or cessation of operations. Further, any sustained disruption in the capital markets from the COVID-19 pandemic could negatively impact our ability to raise capital. In light of this, COVID-19 could adversely affect our business and financial results for the remaining months of the year 2020.

Chinese economic downturn or growth slowdown may harm our business by negatively impacting planned infrastructure projects.

Our business operations involve the sourcing of many critical components from China, including components necessary for planned infrastructure and other projects, including the Company’s planned infrastructure projects in Massachusetts, Illinois, and California. Office closings, travel restrictions and required quarantines implemented in China as a result of COVID-19 have caused significant slowdown of China’s production capacity, which could have a material adverse effect on our ability to source such products and therefore have a material adverse effect on our business and results of operations. If China’s production capacity continues to slow down or go into recession, we may be required to locate a new source for components or delay our planned infrastructure projects which could adversely impact our operation results.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, the impact of COVID-19, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4FRONT VENTURES CORP.

Date: April 30, 2020	By:	/s/ Leonid Gontmakher
Leonid Gontmakher
Chief Executive Officer